August 14, 2006



Via Facsimile (312) 853-7036 and U.S. Mail

Paul L. Choi
Sidley & Austin
One South Dearborn
Chicago, IL  60603

Re:	West Corporation
PRER14A filed August 11, 2006 by West Corp.
SEC File No. 0-21771

Schedule 13E-3/A filed by West Corp., Gary and Mary West and
Thomas Barker on August 11, 2006
SEC File No. 5-49657

Dear Mr. Choi:

We have reviewed the amended filings listed above and have the following additional comments on the proposed merger.

Schedule 13E-3/A

1. Refer to comment 1 in our letter dated July 31, 2006 and your response. We are unable to concur with your argument that the Wests, who founded the company and currently own more than 50% of its outstanding shares, and who will own 22% of the surviving company after the merger, are not affiliates for purposes of Rule 13e-3. Please add the additional filing persons on the Schedule 13E-3 identified in comment 1 in our prior letter. If you continue to believe that such entities should not be deemed filing persons, explain why in a revised legal analysis. As previously requested, ensure that the revised proxy statement includes all of the required disclosure for any additional filing persons added.

2. We note your response to comment 9 in our July 31, 2006 letter, and the revised disclosure in the section beginning on page 47 of the proxy statement added in response to that comment. Please file the additional written materials provided by the fairness advisors as exhibits to the Schedule 13E-3. See Item 16 of Schedule 13E-3.

Revised Preliminary Proxy Statement

Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger, page 34

3. The new disclosure under "Substantive Factors" on page 34 of the revised proxy statement states that it lists "a number of substantive factors" considered by the special committee, "including" those listed. Since the board of directors of West Corp. adopted the opinion and analysis of the special committee with respect to the fairness of the proposed merger to unaffiliated shareholders, and
Item 1014(b) of Regulation M-A requires you to describe all material factors, please revise to clarify that all material factors considered have been enumerated.

4. Refer to comment 12 in our prior letter, and your response. Your response letter indicates that no weight was given to either the net book value or the liquidation value of the company. Please state this in the proxy materials, and explain why this was the case. In addition, if either book value or liquidation value analyses yielded a higher per share value than the merger consideration, this must be stated in the disclosure document. Provide the same disclosure with respect to the factors ignored by the Wests and Mr. Barker.

Purposes, Reasons and Plans..., page 61

5. See comment 21 in our July 31, 2006 letter and comment 1 above in this letter. Please revise to include the requested disclosure about the reasons for the structure of this transaction from the perspective of Thomas H. Lee Partners and the Quadrangle Group.

6. Refer again to comment 21 and your response. Why will Mary and Gary West hold different "strips" of the same class of securities? What is the impact of this structure? See Item 1013(c) of Regulation
M-A.

Certain Legal Proceedings Regarding the Merger, page 77

7. On a supplemental basis, please provide us with copies of the pleadings in the recently-initiated legal proceedings described in this section. See Instruction to Item 1011(a)(5) of Regulation M-
A.

Financial Projections, page 80

8. Please confirm that the disclosure you added in response to comment 27 in our letter of July 31, 2006 includes all of the material assumptions underlying the projections disclosed, as requested in our comment. The final sentence in the first part of this section causes us to question whether all material assumptions have been described.

Closing Comments

Please revise your filings to comply with the comments above. If you do not agree with a comment, tell us why in a supplemental response letter filed via EDGAR as correspondence. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

We may have additional comments after reviewing your revised disclosure documents. If you would like to discuss these comments or other matters concerning your transaction, please do not hesitate to contact me at (202) 551-3263. In my absence, please contact my colleague, Michael Pressman at (202) 551-3345.


Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions



cc:	James C. Morphy, Esq. (via facsimile at 212-558-3299)
Paul L. Choi, Esq.
August 14, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE